Exhibit (a)(1)(f)

ADDENDUM

FOR STOCK OPTION EXCHANGE PROGRAM

The following are a list of your outstanding options as of November 21, 2005 which are eligible for exchange under the Stock Option Exchange Program which commenced on November 23, 2005;

Optionee Name:

Grant Number*	Grant Date	Exercise Price	Fair Market Value on Grant Date	Total Number of Unexercised Shares Subject to the Option (Shares to Be Cancelled)

*	Note that any options within this grant number that vested prior to January 1, 2005 are not eligible options, and are therefore not included.

If you have questions about the above list, please direct them to Frank Garcia in Stock Administration or Ken Kennedy in Compensation at:

Frank Garcia The Gap, Inc. 2 Folsom Street San Francisco, CA 94105 (415) 427-4697	or	Ken Kennedy The Gap, Inc. 901 Cherry Avenue San Bruno, CA 94066 (415) 874-6951